CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED JUNE 30, 2006

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

NORTHERN DYNASTY MINERALS LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30	December 31
	2006	2005
	(unaudited)

ASSETS

Current assets
Cash and equivalents	$21,226,654	$12,948,640
Marketable securities (note 2)	–	363,906
Amounts receivable and prepaids	690,017	416,971
Balances receivable from related parties (note 5)	599,033	448,360
	22,515,704	14,177,877

Equipment	391,728	411,205
Mineral property interests (note 3)	152,095,982	16,706,930

Total Assets	$175,003,414	$31,296,012

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Accounts payable and accrued liabilities	$4,165,651	$3,161,012

Future income tax liability (note 3)	46,194,605	–
	50,360,256	3,161,012

Shareholders' equity
Share capital (note 4)	251,627,512	132,361,949
Contributed surplus (note 4(e))	8,496,816	7,289,377
Deficit	(135,481,170)	(111,516,326)
	124,643,158	28,135,000
Commitments (note 6)
Subsequent events (note 7)

Total Liabilities and Shareholders' Equity	$175,003,414	$31,296,012

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

Expenses
Amortization	$19,407	$25,301	$36,976	$44,769
Conference and travel	183,930	260,753	362,031	344,152
Exploration (see schedule of exploration expenses)	11,054,758	11,666,458	17,931,818	17,248,526
Foreign exchange loss (gain)	267,686	(47,187)	203,085	(27,344)
Interest income	(177,457)	(200,910)	(309,848)	(319,323)
Legal, accounting and audit	204,657	73,669	367,916	123,245
Office and administration	865,218	705,098	1,613,724	1,197,678
Shareholder communication	94,534	84,865	177,876	174,056
Stock-based compensation - exploration	861,865	309,723	1,244,638	894,618
Stock-based compensation - administration	1,693,029	449,483	2,412,803	1,255,307
Trust and filing	11,416	28,557	118,206	95,662
Net loss before the following	15,079,043	13,355,810	24,159,225	21,031,346
Gain on sale of marketable securities	–	–	(194,381)	–
Loss for the period	$15,079,043	$13,355,810	$23,964,844	$21,031,346

Basic and diluted loss per common share	$0.21	$0.24	$0.36	$0.40

Weighted average number of
common shares outstanding	71,976,922	56,670,158	66,421,105	53,030,610

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit
(Unaudited - Expressed in Canadian Dollars)

	Six months ended June 30
	2006	2005
Deficit, beginning of period	$111,516,326	$61,198,495
Loss for the period	23,964,844	21,031,346
Deficit, end of period	$135,481,170	$82,229,841

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

Operating activities
Loss for the period	$(15,079,043)	$(13,355,810)	$(23,964,844)	$(21,031,346)
Items not involving cash
Amortization	19,407	25,301	36,976	44,769
Gain on sale of marketable securities	–	–	(194,381)	–
Stock-based compensation	2,554,894	759,206	3,657,441	2,149,925
Changes in non-cash working capital items
Amounts receivable and prepaids	(45,338)	117,934	(273,046)	(76,714)
Accounts payable and accrued liabilities	1,179,139	1,109,903	1,004,639	1,787,379
Balances receivable from and payable to related parties	(81,686)	(447,978)	(150,673)	(246,370)
Cash and equivalents used for operating activities	(11,452,627)	(11,791,444)	(19,883,888)	(17,372,357)

Investing activities
Purchase of equipment	(17,499)	(70,472)	(17,499)	(96,653)
Proceeds on sale of marketable securities	–	–	558,287	–
Cash and equivalents provided by (used for) investing activities	(17,499)	(70,472)	540,788	(96,653)

Financing activities
Common shares issued for cash, net of issue costs	21,973,926	724,795	27,621,114	32,156,953

Increase (decrease) in cash and equivalents	10,503,800	(11,137,121)	8,278,014	14,687,943
Cash and equivalents, beginning of period	10,722,854	38,301,111	12,948,640	12,476,047

Cash and equivalents, end of period	$21,226,654	$27,163,990	$21,226,654	$27,163,990

Supplementary information
Taxes paid	$–	$–	$–	$–
Interest paid	$–	$–	$–	$–

Non-cash investing activities
Common shares issued for acquisition (note 3)	$89,194,447	$–	$89,194,447	$4,918,309
Fair value of stock options allocated to shares issued upon
exercise	$–	$–	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

Assays and analysis	$49,171	$80,734	$99,682	$138,537
Drilling	1,574,431	1,820,983	1,583,468	1,921,582
Engineering	926,718	1,589,223	3,290,623	2,892,595
Environmental	3,320,177	3,577,331	5,990,434	6,581,987
Equipment rental	14,028	13,563	27,245	21,668
Freight	278,182	240,818	365,112	313,823
Geological	274,729	367,048	438,122	483,282
Graphics	3,669	25,713	11,457	49,194
Helicopter	1,431,686	1,596,198	1,527,072	1,811,528
Property fees and assessments	39,125	39,027	78,309	88,785
Site activities	1,667,989	1,272,312	2,090,855	1,409,970
Socioeconomic	1,320,729	926,970	2,157,379	1,333,325
Travel and accommodation	154,124	116,538	272,060	202,250
Incurred during the period	11,054,758	11,666,458	17,931,818	17,248,526
Cumulative expenditures, beginning of period	93,538,436	49,177,027	86,661,376	43,594,959
Cumulative expenditures, June 30, 2006	$104,593,194	$60,843,485	$104,593,194	$60,843,485

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and six months ended June 30, 2006
(Unaudited - Expressed in Canadian Dollars)

1.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements, which are available at www.sedar.com.

Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006.

2.	MARKETABLE SECURITIES

	Number			Carrying
	of shares	Cost	Market value	value
June 30, 2006
Taseko Mines Limited common shares	nil	$–	$–	$–

December 31, 2005
Taseko Mines Limited common shares	256,272	$715,000	$533,046	$363,906

The Company’s investment in 256,272 common shares of Taseko Mines Limited was sold during the six months ended June 30, 2006 for proceeds of $558,287.

3.	MINERAL PROPERTIES

Pebble Property

On May 31, 2006, the Company acquired 100% of the outstanding common shares of Hunter Dickinson Group Inc. (”HDGI”) for purchase price of 14,002,268 common shares of the Company. HDGI held the 20% carried contractual interests in the Pebble Property and is a related party by virtue of (i) having certain directors in common with the Company, and (ii) its shareholders or their associates being significant shareholders of the Company. The agreed number of shares was based on negotiations between the Company, represented by a Special Committee of the Board of Directors, and HDGI with reference to an independent valuation of the carried interests performed by Ross Glanville & Associates Ltd in March 2005. Both parties agreed to a valuation of $6.37 per share, based upon the issuance of 14,002,268 common shares, as representing the fair value of the 20% carried contractual interest. The valuation report was publicly filed at www.sedar.com. The TSX Venture Exchange and the American Stock Exchange has accepted the acquisition transaction.

The results of HDGI’s operations have been included in the consolidated financial statements since the date of acquisition. The following table summarizes the assets acquired and liabilities assumed on the date of acquisition:

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and six months ended June 30, 2006
(Unaudited - Expressed in Canadian Dollars)

Mineral property interest	$135,389,052
Future income tax liability	(46,194,605)
Purchase price	$89,194,447

Consideration – 14,002,268 common shares	$89,194,447

In June 2006, having completed the acquisition of HDGI and being discharged of Teck Cominco’s share resale guarantees, Northern Dynasty, together with one or more 100% owned subsidiaries, owns a 100% right, title and interest in the entire Pebble property (subject only to the Teck Cominco net profits interest in the Exploration Lands portion of the property).

4.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares, without par value.

(b)	Issued and outstanding common shares

	Number of
	Shares	Amount
Balance at December 31, 2005	60,092,607	$132,361,949
Issued during fiscal 2006
Options exercised	1,033,366	5,181,430
Warrants exercised, net of issue cost of $ 922,550	4,688,432	22,519,610
Common shares issued upon acquisition, net of issue cost of $ 79,926 (note 3)	14,002,268	89,114,521
Fair value of stock-options allocated to shares issued on exercise	–	2,450,002
Balance at June 30, 2006	79,816,673	$251,627,512

(c)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable for one common share) for the period ended June 30, 2006 is:

	Exercise	Dec 31			Expired/	June 30
Expiry date	price	2005	Issued	Exercised	cancelled	2006
Sept. 18, 2006	$5.00	6,985,344	–	(4,688,432)		2,296,912

Weighted average exercise price		$5.00	$–	$5.00	$–	$5.00

(d)	Share purchase options

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and six months ended June 30, 2006
(Unaudited - Expressed in Canadian Dollars)

A new share option plan was approved by the Board and by the shareholders in June 2006. The new share option plan (the "2006 Rolling Option Plan") is based on the maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the 2006 Rolling Option Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, then the options available to grant under the plan increase proportionately. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts). Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options for the period ended June 30, 2006 is:

	Exercise	Dec 31			Expired /	June 30
Expiry date	price	2005	Granted	Exercised	cancelled	2006
November 30, 2006	$4.65	100,000	–	–	–	100,000
November 30, 2006	$5.00	1,897,500	–	(966,500)	–	931,000
September 28, 2007	$5.40	150,000	–	(21,600)	–	128,400
November 30, 2007	$4.50	170,000	–	(9,966)	–	160,034
November 30, 2007	$5.31	641,666	–	(35,300)	(10,000)	596,366
December 14, 2007	$5.37	15,000	–	–	–	15,000
April 30, 2009	$7.25	–	471,500	–	–	471,500
April 30, 2011	$7.25	–	1,125,000	–	–	1,125,000
		2,974,166	1,596,500	(1,033,366)	(10,000)	3,527,300

Weighted average exercise price		$5.05	$7.25	$5.01	$5.31	$6.05

The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during 2006 and 2005 have been reflected in the statement of operations as follows:

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
Exploration
Engineering	$317,692	$206,752	$509,151	$298,146
Environmental, socioeconomic and land	112,320	34,463	148,588	107,261
Geological	431,853	68,508	586,899	489,211
Exploration	861,865	309,723	1,244,638	894,618
Operations and administration	1,693,029	449,483	2,412,803	1,255,307
Total compensation cost recognized in
operations, credited to contributed surplus	$2,554,894	$759,206	$3,657,441	$2,149,925

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and six months ended June 30, 2006
(Unaudited - Expressed in Canadian Dollars)

The weighted average assumptions used to estimate the fair value of options granted during 2006 and 2005 were:

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
Risk-free interest rate	4%	3%	4%	3%
Expected life	4.4 years	2.2 years	4.4 years	2.2
Vesting period	0 – 18 months	0 – 18 months	0 – 18 months	0 – 18 months
Expected volatility	53%	77%	53%	77%
Expected dividend yield	nil	nil	nil	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

(e)	Contributed surplus

Contributed surplus, December 31, 2005	$7,289,377
Changes during the period
Non-cash stock-based compensation	3,657,441
Fair-value of stock options allocated to shares issued on exercise	(2,450,002)
Contributed surplus, June 30, 2006	$8,496,816

5.	RELATED PARTY BALANCES AND TRANSACTIONS

	Three months ended		Six months ended
	June 30		June 30
Transactions	2006	2005	2006	2005
Services rendered and expenses reimbursed
Hunter Dickinson Inc.	$897,746	$787,766	$1,662,149	$1,272,226
Hunter Dickinson Group Inc.	–	3,200	–	6,400
Sidev Holdings Ltd.	59,649	54,813	111,361	103,563
Galahad Gold plc	–	78,986	–	151,658
Beattie Consulting Ltd.	–	–	1,950	–

Balances receivable (payable)	At June 30, 2006	At December 31, 2005
Hunter Dickinson Inc.	$599,033	$451,560
Hunter Dickinson Group Inc.	–	(3,200)
	$599,033	$448,360

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and six months ended June 30, 2006
(Unaudited - Expressed in Canadian Dollars)

6.	COMMITMENTS

The Company was previously committed to guarantee the resale of 1,772,775 common shares of the Company (“NDM Resource Land shares”) issued to Teck Cominco American Incorporated (“Teck Cominco”) pursuant to an agreement to acquire the Resource Lands of the Pebble gold-copper- molybdenum property, for proceeds of US$9,938,600. At December 31, 2005, 473,700 of the 1,772,775 NDM Resource Land shares had been sold for proceeds of US$2,039,902. During the period ended June 30, 2006, the Company managed the sale of an additional 1,277,028 NDM Resource Land shares for proceeds paid to Teck Cominco of US$7,898,698. The Company is therefore released of its commitment regarding the Resource Lands shares and Teck Cominco will return the remaining 22,047 NDM Resource Land shares to the Company’s treasury.

The Company was also committed to guarantee the resale of 977,795 common shares of the Company (“NDM Exploration Lands shares”) for proceeds of US$4 million to Teck Cominco pursuant to an agreement to acquire the Exploration Lands of the Pebble copper-gold-molybdenum property. At June 30, 2006, the Company had managed the sale of 654,452 NDM Exploration Lands shares for proceeds paid to Teck Cominco of approximately US$4,000,000. The Company is therefore released of its commitment regarding the Exploration Lands shares and Teck Cominco will return the remaining 323,343 NDM Exploration Lands shares to the Company’s treasury.

7.	SUBSEQUENT EVENTS

a)

Subsequent to June 30, 2006 and prior to July 31, 2006, the Company issued 120,332 common shares pursuant to the exercise of 60,332 share purchase options and 60,000 share purchase warrants for proceeds of approximately $612,612.

b)

On July 28, 2006 the Company issued 8,745,845 common shares in connection with a share purchase agreement with Kennecott Canada Exploration Inc. (“Kennecott”) for $10.00 per share. Kennecott has a right of first refusal to participate in up to 50% of future share placements by the Company, subject to customary exceptions, until Kennecott reaches 19.9% of the Company’s outstanding share capital. The right thereafter continues as a 19.9% right until Kennecott either fails to take up any offered allotment or the fifth anniversary of the agreement, whichever occurs first.